June 26, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Katherine Hsu

Re:	AmeriCredit Automobile Receivables Trust 2010-2

AmeriCredit Automobile Receivables Trust 2010-B

AmeriCredit Automobile Receivables Trust 2010-3

Forms 10-K for the Fiscal Year Ended December 31, 2012

Filed March 28, 2013

File Nos. 333-146701-07, 333-146701-08, 333-146701-09

Ladies and Gentlemen:

On behalf of AmeriCredit Automobile Receivables Trust 2010-2, AmeriCredit Automobile Receivables Trust 2010-B and AmeriCredit Automobile Receivables Trust 2010-3 (each an “Issuing Entity” and, together, the “Issuing Entities”) and AFS SenSub Corp. (the “Registrant”) and in response to the letter, dated June 18, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Chris A. Choate, we submit the following response to the comment set forth in the Comment Letter. In the paragraphs below we set forth the Staff’s comment in italicized text together with the Registrant’s and the Issuing Entities’ response. Unless otherwise noted, the use of “we,” “us” and similar terms refer jointly to the Registrant and the Issuing Entities.

Additionally, we note that (i) the Registrant and each Issuing Entity are responsible for the adequacy and accuracy of the disclosure in the related Form 10-K; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Forms 10-K; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendments to Form 10-Ds. We note that you recently filed a number of Form 10-D amendments for AmeriCredit Automobile Receivables Trust 2010-B on May 21, 2013. Please advise why you filed these amendments in light of the limited disclosure provided in the explanatory note on the Forms 10-D/A.

We filed the eight Forms 10-D/A that you referenced for the AmeriCredit Automobile Receivables Trust 2010-B securitization (“AMCAR 2010-B”) simultaneously with nine Forms 10-D/A for a separate securitization, AmeriCredit Automobile Receivables Trust 2010-A (“AMCAR 2010-A”) (File No. 333-146701-06). These two transactions share certain characteristics that are distinctive among securitizations sponsored by AmeriCredit Financial Services, Inc. (“AFSI”) and that result in incrementally different transaction reporting—and therefore incrementally different Form 10-D filings—from the majority of AFSI-sponsored securitizations. When a recent internal audit revealed that incomplete exhibits were filed with certain of the Forms 10-D issued for AMCAR 2010-A and AMCAR 2010-B, we filed the amended Form 10-Ds for the affected periods to ensure that full and complete disclosure for these transactions is available on the EDGAR System.

AMCAR 2010-A and AMCAR 2010-B (the “Insured Securitizations”) are the two outstanding securitizations issued off the Registrant’s registration statements and sponsored by AFSI for which credit enhancement was provided by a financial guaranty insurance policy issued by a third-party enhancement provider. The other nineteen outstanding securitizations (the “Uninsured Securitizations”) issued off the Registrant’s registration statements and sponsored by AFSI do not feature credit enhancement of this type. In both the Insured Securitizations and the Uninsured Securitizations, a monthly “Servicer’s Certificate” is produced pursuant to the related Sale and Servicing Agreement and is distributed to, among other parties, the related noteholders. Each of these Servicer’s Certificates includes Distribution and Pool Performance Information described in Item 1121 of Regulation AB and Item 1 of Form 10-D and constitutes a “distribution report delivered to security holders” that is required to be attached as an exhibit to each Form 10-D. Therefore, each Form 10-D filing for either an Insured Securitization or an Uninsured Securitization should include a copy of the related Servicer’s Certificate as an exhibit. In the Insured Securitizations there is an additional requirement set forth in the related Sale and Servicing Agreements that the Servicer produce a “Preliminary Servicer’s Certificate” each month. The Preliminary Servicer’s Certificates are produced at the same time as the related Servicer’s Certificates but contain certain additional monthly information required by the external enhancement providers. Because these Preliminary Servicer’s Certificates are also distributed to, among other parties, the related noteholders and also include Distribution and Pool Performance Information of the type described in Item 1121 of Regulation AB and Item 1 of Form 10-D they also are required to be attached as an exhibit to each Form 10-D. Therefore, each Form 10-D filing for any Insured Securitization should include a copy of the related Preliminary Servicer’s Certificate as an exhibit.

In performing a recent internal audit, we discovered that during certain periods over the past three years the Form 10-D filings that were filed for the Insured Securitizations included exhibits setting forth the related Preliminary Servicer’s Certificates but did not also include the related Servicer’s Certificates. Both sets of these monthly reports were in all cases timely sent to the related transaction parties, including noteholders, and have been freely available on AFSI’s website since they were first distributed. Nonetheless we determined that it was necessary to amend the related Form 10-D filings to ensure that complete copies of the related monthly Distribution and Pool Performance Information and full sets of all monthly distribution reports sent to noteholders were also available on the EDGAR System.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq.
Senior Vice President, Associate Counsel and Assistant Secretary

cc:	Chris A. Choate, Esq.

J. Michael May, Esq.

John P. Keiserman, Esq.

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